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Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting") of Tesma International Inc. ("Tesma" or the "Corporation") will be held at the Design Exchange, 2nd Floor, Toronto-Dominion Centre, Ernst & Young Tower, 234 Bay Street, Toronto, Ontario, Canada, on Tuesday, May 6, 2003, commencing at 11:00 a.m. (Toronto time), for the following purposes:

  1.
  to receive the consolidated financial statements of the Corporation for the five-months ended December 31, 2002 (the "fiscal 2002 stub period"), and the report of the Auditors thereon;

  2.
  to elect directors;

  3.
  to re-appoint the Auditors for the ensuing fiscal year and to authorize the Audit Committee of the Board of Directors to fix the Auditors' remuneration;

  4.
  to approve the amendment and restatement of the Corporation's stock option plan to increase the maximum number of Class A Subordinate Voting Shares issuable thereunder; and

  5.
  to transact such further or other business or matters as may properly come before the Meeting or any adjournment(s) thereof.

Only shareholders of record at the close of business on March 28, 2003 are entitled to receive notice of the Meeting.

Tesma's Report to Shareholders contains the consolidated financial statements of the Corporation for the fiscal 2002 stub period and the report of the Auditors thereon. The Management Information Circular/Proxy Statement (the "Circular") and form of proxy for the Class A Subordinate Voting Shares are provided with this Notice of Meeting. The Circular sets out additional information concerning the matters to be dealt with at the Meeting. If you are unable to be present at the Meeting in person, please complete, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the envelope provided for that purpose.

By order of the Board of Directors,

(Signed) "STEFAN T. PRONIUK" Vice President, Secretary and General Counsel TESMA INTERNATIONAL INC.

April 9, 2003
Concord, Ontario

TESMA INTERNATIONAL INC.
1000 Tesma Way • Concord • Ontario • Canada • L4K 5R8 • (T) (905) 417-2100 • (F) (905) 417-2101
 www.tesma.com

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS